Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

June 29, 2011

Via EDGAR

Securities and Exchange Commission
Attention: Alexandra M. Ledbetter
Division of Corporation Finance
Washington, DC 20549

Re:           Northern Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Definitive Proxy Statement on Schedule 14A
Filed May 2, 2011
File No. 0-33999

Dear Ms. Ledbetter:

I am writing this letter to confirm your recent conversation with Morgan Burns of Faegre & Benson LLP, outside legal counsel to Northern Oil and Gas, Inc. (the “Company”), regarding the deadline for the Company’s response to the SEC staff’s comment letter dated June 17, 2011, relating to the above-referenced filings. As you agreed with Mr. Burns, the Company will respond to the comments included in the SEC’s June 17th letter by no later than July 19, 2011.

We appreciate the staff’s courtesy in accommodating the Company’s request.  If you have any questions, please contact the undersigned at 952-476-9800.

Very truly yours,

/s/ James R. Sankovitz

James R. Sankovitz
Chief Operating Officer, General Counsel and Secretary

cc:           W. Morgan Burns